

Mail Stop 3030

April 21, 2010

VIA U.S. MAIL and FAX 8610-5898-1357

Changli Wang
Chief Executive Officer
Hollysys Automation Technologies Ltd.
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China 100096

> **Re:** **Hollysys Automation Technologies Ltd.**
> **Form 20-F for the fiscal year ended June 30, 2009**
> **Filed September 30, 2009**
> **File No. 001-33602**

Dear Mr. Wang:

We have reviewed your letter dated April 9, 2010 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2009

Item 3. Key Information, page 5

Selected Consolidated Financial Data, page 5

1.   We note your response to our prior comment 1 indicating that you have *chosen* to present
        the selected financial data for three years. Please that note that Item 3.A of Form 20-F
        requires you to provide selected historical financial data for the five most recent financial
        years unless you represent to us that you are unable to present the information without
        unreasonable effort or expense. We note that this does not appear to be the case since the
        information for years four and five were previously provided. Please confirm that you
        will provide the information for all five years in your future Forms 20-F.

2.   We note your response to our prior comment 2 indicating that you had provided
        disclosure relating to the adjusted items, such as amortization of bridge loans and stock
        compensation in notes to the financial statements. Please confirm that in future filings in
        which you provide non-GAAP measures in the selected financial data table you will
        provide, or reference the reader to, information similar to your response to our prior
        comment 4.

3.   We note your response to our prior comment 4 and the disclosures you intend to include
        in future filings with non-GAAP measures. Tell us what you mean by the statement "the
        stock-based operations are non-cash transaction, and are affected by historical stock
        prices which are irrelevant to forward-looking analysis and are not necessarily linked to
        the operational performance." Tell us why your stock-based compensation expenses
        would not be linked to your operational performance. Please revise the proposed
        disclosure to clearly explain to investors why a non-GAAP measure excluding the non-
        cash stock based compensation is meaningful to their understanding of your business.

Operating Results – Comparison of Fiscal Years Ended June 30 2009 and 2008, page 40

VAT Refunds and Government Subsidy, page 42

4.   We note your response to our prior comment 3. Please confirm that in future filings you
        will disclose to investors policies for recognizing VAT refunds and government subsidies
        that are consistent with your response.

Acknowledgements

5.   You did not provide the three acknowledgements requested in our previous letter and,
        therefore, we issue our request for the acknowledgements, which must be signed by an
        officer of the registrant. Please provide, in writing, a statement from the company
        acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant